5/17

Follow-Up Materials


06013529

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nissan Motor Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

FILE NO. 82- 207 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 5/18/06


FASF
MEMBERSHIP

FY2005 Consolidated Financial Results

(Year ended March 31, 2006)

RECEIVED
2006 MAY 17 A 10: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 25, 2006

3-31-06
AR/S

Company name	: Nissan Motor Co., Ltd.
Stock exchange on which the shares are listed	: Tokyo Stock Exchange in Japan
Code number	: 7201
Location of the head office	: Tokyo
URL	: http://www.nissan-global.com/EN/IR/
Representative person	: Carlos Ghosn, President
Contact person	: Sadayuki Hamaguchi, Senior manager, Global Communications CSR and IR Division, Communications CSR Department Tel. (03) 3543 - 5523
Approval date for FY2005 financial results by the Board of Directors	: April 25, 2006
US generally accepted accounting principles	: Not applied

1.Results of FY2005 (April 1, 2005 through March 31, 2006)

<1>-1 Results of consolidated operations for twelve-month period ended March 31, 2006

(Amounts less than one million yen are rounded)

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2005	9,428,292	9.9	871,841	1.2	845,872	(1.1)
FY2004	8,576,277	15.4	861,160	4.4	855,700	5.7

	Net income		Net income per share - basic	Net income per share - diluted	Return on equity	Ordinary income as a percentage of total assets	Ordinary income as a percentage of net sales
	Millions of yen	%	Yen	Yen	%	%	%
FY2005	518,050	1.1	126.94	125.96	18.7	7.9	9.0
FY2004	512,281	1.7	125.16	124.01	22.8	9.7	10.0

Note 1 : Equity in earnings of affiliates : FY05 37,049 million yen, FY04 36,790 million yen

Note 2 : Average number of shares issued and outstanding during each period after adjustment (consolidated).
FY05 4,076,551,662 shares, FY04 4,089,871,573 shares
(Adjustment is mainly for treasury stock owned by Renault.)

Note 3: Changes in accounting policies were made in FY05.

Note 4: Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of changes from corresponding figures for the previous period.

<1>-2 Results of consolidated operations for three-month period ended March 31, 2006

(Amounts less than one million yen are rounded)

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2005 fourth quarter	2,636,033	6.4	240,682	(3.4)	240,401	(1.4)
FY2004 fourth quarter	2,476,388	20.6	249,034	10.6	243,775	10.5

	Net income		Net income per share - basic	Net income per share - diluted	Ordinary income as a percentage of net sales
	Millions of yen	%	Yen	Yen	%
FY2005 fourth quarter	152,365	9.4	37.11	36.83	9.1
FY2004 fourth quarter	139,272	(0.8)	34.07	33.79	9.8

Note: Regarding net sales, operating income, ordinary income and net income, percent indication shows percentage of change from corresponding figure for the same quarter of the prior fiscal year.

<2> Consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity as a percentage of total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005	11,481,426	3,087,983	26.9	753.40
FY2004	9,848,523	2,465,750	25.0	604.49

Note : Number of shares issued and outstanding at the end of each period after adjustment (consolidated).
FY05 4,097,952,583 shares, FY04 4,078,381,800 shares
(Adjustment is mainly for treasury stock owned by Renault.)

<3> Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2005	757,869	(1,112,755)	457,919	404,212
FY2004	369,415	(865,035)	521,046	289,784

<4> Scope of consolidation and equity method

Number of consolidated subsidiaries	187 companies
Number of unconsolidated subsidiaries accounted for by the equity method	29 companies
Number of affiliates accounted for by the equity method	18 companies

<5> Changes in scope of consolidation and equity method

Number of newly consolidated subsidiaries	10 companies
Number of consolidated subsidiaries excluded from consolidation	23 companies
Number of affiliates newly accounted for by the equity method	1 company
Number of affiliates excluded from the equity method	8 companies

2. Forecast of consolidated operating results for FY06 (April 1, 2006 through March 31, 2007)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
FY06 1st half	-	-	-
FY06	10,075,000	870,000	523,000

Reference : Forecast of net income per share for FY06 (yen) 127.62

Please refer to page 5 of this package with respect to assumptions and other relevant items for the above forecast.

FINANCIAL RESULTS
OF
NISSAN MOTOR CO., LTD

RECEIVED
2006 MAY 17 A 10:22

<FOR THE FISCAL YEAR ENDING MARCH 31, 2006>

TABLE OF CONTENTS

1. Description of Nissan group

The Nissan group consists of Nissan Motor Co., Ltd. (the "Company"), subsidiaries, affiliates, and other associated companies. Its main business includes sales and production of vehicles, forklifts, marine products and related parts. And also the Nissan group provides various services accompanying its main business, such as logistics and sales finance. The Company established Global Nissan (GNX) as a global headquarters function which is to focus on utilizing regional activities by 4 Regional Management Committees and cross regional functions like R&D, Purchasing, Manufacturing, etc., and Global Nissan Group is composed of this matrix.

The corporate group structure is as follows:



Customer
Global Nissan Group
Global Nissan Head Office
(Regional Management Committees)
Japan (Nissan)
Nissan North America ⑤
Nissan Europe ③
General Oversea Market
Sales / Marketing ① ② ④
Product Planning
Technology / R&D
Manufacturing ⑨⑮ ⑥ ⑩⑪ ⑦⑧⑫
Purchasing
Accounting / Finance
Human Resource
Corporate Support
Sales Finance ⑬ ⑭
①Nissan Group Domestic Dealers
*Aichi Nissan Motor Co., Ltd.
*Tokyo Nissan Motor Sales Co., Ltd.
*Nissan Prince Tokyo Motor Sales Co., Ltd.
etc.
Nissan Group Overseas Distributors
*②Nissan Canada, Inc.
*③Nissan Europe S.A.S.
*④Yulon Nissan Motor Co., Ltd.
etc.
Nissan Group Vehicle Manufactures & Distributors
*⑤Nissan North America, Inc.
*⑥Nissan Mexicana, S.A.de C.V.
*⑦Nissan Motor Co. South Africa (Pty) Ltd.
*⑧Dongfeng Motor Co., Ltd.
Nissan Group Vehicle Manufactures
*⑨Nissan Shatai Co., Ltd.
*⑩Nissan Motor Manufacturing (UK) Ltd.
*⑪Nissan Motor Ibelica, S.A.
*⑫Siam Nissan Automobile Co., Ltd.
etc
Nissan Group Sales Finance Companies
*⑬Nissan Financial Services Co., Ltd.
*⑭Nissan Motor Acceptance Corporation
etc
Partners
**Renault S.A.
⑮Nissan Group Parts Manufacturers
*Aichi Machine Industry Co., Ltd.
*JATCO Ltd.
*Calsonic Kansei Corporation
etc.
Parts, Material and Service Suppliers

* Consolidated Subsidiaries

** Companies accounted for by equity method

・There are other associated companies; *Nissan Trading Co., Ltd., *Nissan Real Estate Development Co., Ltd..

・Our subsidiaries listed on domestic stock exchange markets are follows.

Nissan Shatai Co., Ltd.---Tokyo Aichi Machine Industry Co., Ltd.---Tokyo, Nagoya

Calsonic Kansei Corporation---Tokyo

2. NISSAN Value-Up Update

In the Nissan Value-Up business plan, the company made three key commitments:

1. Top level operating profit margin among global automakers in FY05 to FY07.
2. 4.2 million sales in FY08.
3. 20% average return on invested capital over the plan.

Under Nissan Value-Up, the company is pursuing four major breakthroughs:

1. Build Infiniti into a globally recognized luxury brand.
2. Build a new and significant global presence in Light Commercial Vehicles.
3. Develop new supply sources in Leading Competitive Countries ("LCC") for parts, machinery & equipment, vendor tooling and services.
4. Expand geographic presence in markets such as China, India, Thailand, Russia, Eastern Europe, the Gulf Countries and Egypt.

Infiniti is moving in the right direction, following a successful market entry last year in Korea. In 2005, global Infiniti sales reached 148,000 units, up from 142,000 units in 2004, due to the success of products like the new M and G35.

Infiniti will be launched in Russia this year and China in 2007. In 2008, Infiniti will be launched across Europe through a brand-new network of dedicated dealers.

The Light Commercial Vehicle business is ahead of schedule to meet its Nissan Value-Up commitment. The commitment is to achieve 8% operating profit on 434,000 units sold in 2007. Compared to 2004, this represents a doubling of operating profit and a 40% increase in volume.

In fiscal 2005, operating profit was 7.7% and LCV volume grew 28.2% to 400,000 units. Sales were notably strong in China and the General Overseas Markets.

In fiscal years 2006 and 2007, four new LCV products will be launched. The company is introducing specialized LCV dealerships in Japan and then Europe, in order to enhance service to commercial customers. In North America, the company also established a dedicated team to implement strategy for this region.

The LCC initiative is under way. Purchasing and Engineering are committed to increasing global parts sourcing from LCC, with similar efforts in progress for vendor tooling.

China and Thailand are the current focus of LCC activity. In addition to prospects in India, these efforts will serve as a global benchmark and help reinforce overall cost competitiveness.

The company is also pursuing opportunities to outsource and off-shore back-office functions and a variety of work in engineering-related R&D, Information Services and manufacturing. This will reduce costs and allow the company to focus employee efforts on core value-added tasks. In fiscal 2005, the company achieved gross savings of 14 billion yen.

Geographic expansion is proceeding as planned. New production facilities and distribution channels are also taking shape in several countries.

To further support the company's expansion and localization in China, Nissan invested 4.6 billion yen and established a new technical center for passenger vehicles. By the end of this year, the company will invest an additional 8.6 billion yen in the Huadu plant to increase capacity by 80% to 270,000 units.

Last April, a new sales company for Nissan and Infiniti was established in Ukraine. In Egypt, production of the Sunny began in December 2005. Last June, the company established a new subsidiary in India and is currently studying options for further expansion.

For Nissan, Russia has been a very successful market and will play a more significant role in the future. The company has decided to establish a new manufacturing plant in Russia. The new facility will be located in St. Petersburg and will start production in 2009, pending final approval of a specific government agreement. The new plant will manufacture up to three different types of vehicles and represents an investment of $200 million into Russia.

3. Fiscal Year 2005 Business Performance

For fiscal year 2005, Global sales reached a record level of 3,569,000 units, an increase of 5.3% over 2004. The company released six new models in various markets around the world.

In Japan, Nissan sold 842,000 units, a decrease of 0.7% from last year. Mini-car sales for the company increased 39.6%, due to the new Moco and Otti. Market share decreased 0.2 points to 14.4%.

Despite the lack of new models, in the United States, sales increased 6.1% to 1,075,000 units for another year of record sales. The Nissan Division grew by 6.8%. The Altima and Sentra sold well, despite being at the end of their lifecycles. Murano and Titan continue to attract new customers to the Nissan brand. The Infiniti Division sold 134,000 units, an increase of 1.3% from the previous record year. This was primarily due to the new M sedan, which sold 28,000 units. In the U.S., market share came to a record level 6.3% from 6% in the previous year.

In Europe, where reporting is on a calendar year basis, sales were flat at 541,000 units. As opposed to pushing volume, the company continues to maximize profitability by focusing on high-margin segments with products such as the Murano and Navara pick-up. Sales were brisk in Russia but weak in Germany and Italy, where restructurings are in progress.

In the General Overseas Markets, including Mexico and Canada, sales increased 13% to 1,111,000 units. In China, unit sales increased 53.4% to 297,000 units. This was primarily due to the successful launch of the Tiida, China's 2006 Car of the Year, which followed the Teana, China's 2005 Car of the Year. Strong sales in the GCC markets and in Latin America helped offset the decline in sales in Taiwan, Thailand and Australia.

Consolidated net revenues totaled 9.43 trillion yen, which represented an increase of 9.9% from fiscal year 2004. Movements in foreign exchange rates resulted in a positive impact of 301 billion yen. Changes in the scope of consolidation, such as the inclusion of Calsonic Kansei, had a positive impact of 117.8 billion yen on revenues.

Nissan's consolidated operating profits improved by 1.2% to a record 871.8 billion yen. The operating profit margin was 9.2%.

In comparison to last year's consolidated operating profit, the variance was due to several factors:

- Foreign exchange rate movements resulted in a positive contribution of 117.8 billion yen.
  - The average value of the dollar rose from 107.6 yen to 113.3 yen, resulting in a positive impact of 77.2 billion yen.
  - The euro increased from 134.4 yen to 136.9 yen, yielding a positive impact of 6.3 billion yen.
  - Other currencies resulted in a positive impact of 34.3 billion yen, particularly the Mexican peso with 15.3 billion yen.
- Change in the scope of consolidation had a positive impact of 21.0 billion yen.
- Price, volume and mix contributed for a combined positive impact of 20.4 billion yen.
- Selling expenses increased 52.9 billion yen, mainly due to the higher level of incentives, particularly in the U.S. market.
- Lower purchasing costs resulted in a positive contribution of 160 billion yen. However, this was offset by 100 billion yen in additional costs, as a result of price increases in raw materials and oil.
- Product enrichment and the cost of regulations produced a negative impact of 69.0 billion yen.
- R&D expenses increased an additional 22.6 billion yen to continue the reinforcement in technology and product development.
- Manufacturing and logistics expenses increased by 16.9 billion yen, which reflected the continued capacity and product-specific investments necessary to support the 70 product launches during the Nissan Value-Up Period.
- Warranty expenses had a negative impact of 37.0 billion yen, as a result of increased sales and proactive customer service actions.
- General, administrative and other expenses increased by 10.2 billion yen.

Regional profits were modified by a global change of inter-company payments that favored Japan, which bears most of the company's engineering and global development costs.

Operating profits in Japan were 390.4 billion yen, compared to 341.1 billion yen in the prior year.

Profitability in the U.S. and Canada reached 345.4 billion yen from 379.7 billion yen in fiscal year 2004.

In Europe, operating profit increased to 67.2 billion yen from 56.0 billion yen in the prior year.

In General Overseas Markets, operating profits increased to 101.2 billion yen from 84.8 billion yen last year.

Inter-regional eliminations resulted in a negative 32.4 billion yen, primarily due to unrealized profit on inventory.

Net non-operating expenses totaled 25.9 billion yen, which represented a 20.4 billion yen increase from last year, mainly due to foreign exchange losses.

Net financial costs decreased by 5.8 billion yen to 4.6 billion yen.

As a result, ordinary profit came to 845.9 billion yen, compared to 855.7 billion yen in fiscal 2004.

Net extraordinary items totaled a negative 36.9 billion yen, which was a 25.5 billion yen improvement from last year. The losses are primarily due to one-time charges resulting from a change in Japanese accounting standards relating to the impairment of fixed assets. This was offset by the gain on sale of Nissan Diesel shares to Volvo.

Income before taxes came to 809 billion yen. Taxes totaled 254.4 billion yen, for an effective consolidated tax rate of 31.4%.

Minority interests, which are profits from fully consolidated companies that the company does not own 100%, such as Calsonic Kansei, Aichi Kikai and Nissan Shatai, amounted to 36.5 billion yen.

Net income totaled 518.1 billion yen, an increase of 5.8 billion yen from last year.

At the close of fiscal 2005, the company's net cash position totaled 372.9 billion yen, which represented an improvement of 167.1 billion yen from the beginning of the fiscal year.

ROIC was 19.4% at the end of Fiscal 2005.

As previously announced, the company will propose a 15-yen-per-share year-end dividend, which will result in a full-year dividend of 29 yen per share for fiscal 2005, at the annual general meeting of shareholders on June 27.

4. Fiscal Year 2006 Financial Forecast

Fiscal 2006 will be a year of two distinct halves. Growth will be difficult in the first half. Unit volume will be down and operating profit will be lower.

However, in the second half, volume growth will increase by more than 10% and operating profit is expected to accelerate, as the company launches nine all-new vehicles around the world (one model in the first half and eight models in the second half).

The most important of these introductions will be in the U.S the market, which continues to provide 60% of the company's total profit. All-new versions of the Altima, Sentra and

Infiniti G35 sedan will be launched, which spearhead a product blitz that continue beyond Nissan Value-Up.

In addition to the autumn introduction of the all-new Skyline, the company will launch three new products in Japan, including a new mini vehicle and an LCV. In Europe, the company will launch a new LCV and a new compact crossover. In the General Overseas Markets, a new car, dedicated for the region, will be launched.

During fiscal year 2006, the company will have 23 regional product-launch events around the world.

Assuming a global industry volume of 63.9 million units, the company forecasts global sales volume at 3,730,000 units, an increase of 4.5% from 2005. In Japan, the U.S. and Europe, total industry volume ("TIV") is estimated to be flat. For the General Overseas Markets, growth is projected in specific key markets, such as China and the Middle East.

For Japan, the company forecasts TIV of 5.9 million units. The sales objective for the year is flat versus last year at 846,000 units.

In the U.S., TIV is projected at 16.9 million units. The sales objective is 1,100,000 units, which represents an increase of 2.3% from fiscal year 2005.

In Europe, sales are expected to increase 3.7% to 561,000 units. This is based on a TIV of 20.4 million units.

For the General Overseas Markets, including Mexico and Canada, the sales objective is 1,223,000 units, a 10.1% increase.

Throughout this fiscal year, the company faces a challenging environment in meeting the Nissan Value-Up commitments. Risks continue to be rising interest rates, volatile foreign exchange rates and increases in raw material and energy prices. Furthermore, competition is relentless, as incentives remain high. In order to overcome these risks, Nissan Value-Up needs to be delivered quickly and effectively.

Based on these factors, the following forecast has been established with a foreign exchange rate assumption of 110 yen per dollar and 135 yen per euro for the year.

- Net revenue is forecasted at 10.075 trillion yen, an increase of 6.9% from the prior year.
- Operating profit is expected to be 880 billion yen, up 0.9% from fiscal 2005.
- Ordinary profit is expected to reach 870 billion yen.
- Net income is forecasted at 523 billion yen.
- Capital expenditures are expected to reach 550 billion yen, 5.5% of net sales.
- R&D expenses are forecasted to reach 490 billion yen, 4.9% of net sales.
- ROIC is expected to be at 20%.

5. CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Statements of Income

(FY2005 and FY2004)

[in millions of yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	FY2005	FY2004	Change	
			Amount	%
NET SALES	**9,428,292**	**8,576,277**	**852,015**	**9.9 %**
COST OF SALES	7,040,987	6,351,269	689,718	
Gross profit	2,387,305	2,225,008	162,297	7.3 %
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,515,464	1,363,848	151,616	
	9.2%	10.0%	(0.8) %	
Operating income	**871,841**	**861,160**	**10,681**	**1.2 %**
NON-OPERATING INCOME	74,799	71,949	2,850	
Interest and dividend income	21,080	16,274	4,806	
Equity in earnings of unconsolidated subsidiaries & affiliates	37,049	36,790	259	
Other non-operating income	16,670	18,885	(2,215)	
NON-OPERATING EXPENSES	100,768	77,409	23,359	
Interest expense	25,646	26,656	(1,010)	
Amortization of net retirement benefit obligation at transition	11,145	11,795	(650)	
Foreign exchange loss	34,836	-	34,836	
Other non-operating expenses	29,141	38,958	(9,817)	
	9.0%	10.0%	(1.0) %	
Ordinary income	**845,872**	**855,700**	**(9,828)**	**(1.1) %**
SPECIAL GAINS	82,455	43,098	39,357	
SPECIAL LOSSES	119,286	105,565	13,721	
	8.6%	9.2%	(0.6) %	
Income before income taxes and minority interests	**809,041**	**793,233**	**15,808**	**2.0 %**
INCOME TAXES－CURRENT	274,463	179,226	95,237	
INCOME TAXES－DEFERRED	(20,055)	78,837	(98,892)	
MINORITY INTERESTS	36,583	22,889	13,694	
	5.5%	6.0%	(0.5) %	
NET INCOME	**518,050**	**512,281**	**5,769**	**1.1 %**

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

The three-month period ended March 31 (in millions of Yen)

	FY2005 fourth quarter (The three-month)	FY2004 fourth quarter (The three-month)	Change Amount	Change %
NET SALES	**2,636,033**	**2,476,388**	**159,645**	**6.4 %**
COST OF SALES	1,976,534	1,842,672	133,862	
Gross profit	659,499	633,716	25,783	4.1 %
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	418,817	384,682	34,135	
	9.1%	10.1%	(1.0) %	
Operating income	**240,682**	**249,034**	**(8,352)**	**(3.4) %**
NON-OPERATING INCOME	24,289	18,746	5,543	
Interest and dividend income	4,019	4,413	(394)	
Equity in earnings of unconsolidated subsidiaries & affiliates	16,074	13,089	2,985	
Other non-operating income	4,196	1,244	2,952	
NON-OPERATING EXPENSES	24,570	24,005	565	
Interest expense	6,809	6,243	566	
Amortization of net retirement benefit obligation at transition	2,759	2,959	(200)	
Foreign exchange loss	5,926	-	5,926	
Other non-operating expenses	9,076	14,803	(5,727)	
	9.1%	9.8%	(0.7) %	
Ordinary income	**240,401**	**243,775**	**(3,374)**	**(1.4) %**
SPECIAL GAINS	33,987	25,743	8,244	
SPECIAL LOSSES	48,142	54,098	(5,956)	
	8.6%	8.7%	(0.1) %	
Income before income taxes and minority interests	**226,246**	**215,420**	**10,826**	**5.0 %**
INCOME TAXES	65,672	70,294	(4,622)	
MINORITY INTERESTS	8,209	5,854	2,355	
	5.8%	5.6%	0.2%	
NET INCOME	**152,365**	**139,272**	**13,093**	**9.4 %**

2) Consolidated Balance Sheets

as of Mar 31, 2006 and Mar 31, 2005

[in millions of yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	as of Mar 31, 2006	as of Mar 31, 2005	Change
[ASSETS]			
CURRENT ASSETS	**6,022,254**	**5,139,394**	**882,860**
Cash on hand and in banks	414,772	300,274	114,498
Notes & accounts receivable	488,600	538,029	(49,429)
Finance receivables	3,589,127	3,026,788	562,339
Marketable securities	11,589	13,426	(1,837)
Inventories	856,499	708,062	148,437
Deferred tax assets	314,859	291,210	23,649
Other current assets	346,808	261,605	85,203
FIXED ASSETS	**5,458,664**	**4,708,078**	**750,586**
Property, plant and equipment	4,438,808	3,796,947	641,861
Intangible assets	186,949	178,160	8,789
Investment securities	403,386	361,921	41,465
Long-term loans receivable	18,520	20,248	(1,728)
Deferred tax assets	163,550	125,081	38,469
Other non current assets	247,451	225,721	21,730
DEFERRED ASSET	**508**	**1,051**	**(543)**
TOTAL ASSETS	**11,481,426**	**9,848,523**	**1,632,903**
[LIABILITIES]			
CURRENT LIABILITIES	**4,851,709**	**3,974,714**	**876,995**
Notes & accounts payable	983,594	939,786	43,808
Short-term borrowings	2,533,766	1,925,618	608,148
Accrued expenses	548,726	444,377	104,349
Deferred tax liabilities	8,063	2,401	5,662
Accrued warranty costs	81,112	61,762	19,350
Lease obligation	58,523	58,332	191
Other current liabilities	637,925	542,438	95,487
LONG-TERM LIABILITIES	**3,255,841**	**3,151,358**	**104,483**
Bonds and debentures	708,207	493,125	215,082
Long-term borrowings	1,445,688	1,373,504	72,184
Deferred tax liabilities	502,091	438,942	63,149
Accrued warranty costs	132,107	122,990	9,117
Accrued retirement benefits	267,695	508,203	(240,508)
Lease obligation	71,708	96,544	(24,836)
Other long-term liabilities	128,345	118,050	10,295
TOTAL LIABILITIES	**8,107,550**	**7,126,072**	**981,478**
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	**285,893**	**256,701**	**29,192**
[SHAREHOLDERS' EQUITY]			
COMMON STOCK	**605,814**	**605,814**	**-**
CAPITAL SURPLUS	**804,470**	**804,470**	**-**
RETAINED EARNINGS	**2,116,825**	**1,715,099**	**401,726**
UNREALIZED HOLDING GAIN ON SECURITIES	**14,340**	**7,355**	**6,985**
TRANSLATION ADJUSTMENTS	**(204,313)**	**(400,099)**	**195,786**
TREASURY STOCK	**(249,153)**	**(266,889)**	**17,736**
TOTAL SHAREHOLDERS' EQUITY	**3,087,983**	**2,465,750**	**622,233**
TOTAL LIABILITIES, MINORITY INTERESTS & SHAREHOLDERS' EQUITY	**11,481,426**	**9,848,523**	**1,632,903**

Note. The amount of short-term borrowings includes current maturities of long-term borrowings, bonds and debentures, and commercial paper.

5) Consolidated Statements of Capital Surplus and Retained Earnings

(FY2005 and FY2004)

[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	FY2005	FY2004	Change
(Capital surplus)			
Capital surplus at beginning of period	**804,470**	**804,470**	-
Capital surplus at end of period	**804,470**	**804,470**	-
(Retained earnings)			
Retained earnings at beginning of period	**1,715,099**	**1,286,299**	**428,800**
Increase	**529,880**	**528,509**	**1,371**
Net income	518,050	512,281	5,769
Increase due to inclusion in consolidation	202	1,104	(902)
Adjustment for revaluation of the accounts of the consolidated subsidiaries based on general price level accounting	9,331	12,942	(3,611)
Increase due to land revaluation of subsidiaries	2,297	2,182	115
Decrease	**128,154**	**99,709**	**28,445**
Cash dividends paid	105,661	94,236	11,425
Bonuses to directors and statutory auditors	573	404	169
Decrease due to exclusion from the equity method	2,874	-	2,874
Decrease due to increase in unfunded retirement benefit obligation of foreign subsidiaries	884	369	515
Loss on disposal of treasury stock	11,507	4,700	6,807
Decrease due to land revaluation of subsidiaries	651	-	651
Decrease due to an affiliate's transition to International Financial Reporting Standards	6,004	-	6,004
Retained earnings at end of period	**2,116,825**	**1,715,099**	**401,726**

4) Consolidated Statements of Cash Flows

[in millions of Yen, ( ) indicates out flows]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	FY2005	FY2004
Operating activities		
Income before income taxes and minority interests	809,041	793,233
Depreciation and amortization (fixed assets excluding leased vehicles)	398,772	356,915
Amortization (long-term prepaid expenses)	20,058	11,665
Depreciation (leased vehicles)	236,572	157,346
Impairment loss	26,827	-
Provision (reversal of provision) for doubtful receivables	4,561	(6,464)
Unrealized loss on investments	212	128
Interest and dividend income	(21,080)	(16,274)
Interest expense	104,265	73,220
Gain on sales of property, plant and equipment	(16,742)	(24,038)
Loss on disposal of fixed assets	22,213	20,115
Gain on sales of investment securities	(40,223)	(7,232)
Decrease in trade receivables	90,391	15,494
Increase in sales finance receivables	(311,685)	(794,349)
Increase in inventories	(117,120)	(108,903)
Increase in trade payables	88,129	152,213
Amortization of net retirement benefit obligation at transition	11,145	11,795
Retirement benefit expenses	63,564	65,103
Payments related to retirement benefits	(314,349)	(82,924)
Other	13,587	(115)
Sub-total	1,068,138	616,928
Interest and dividends received	21,034	16,098
Interest paid	(102,219)	(71,318)
Income taxes paid	(229,084)	(192,293)
Total	757,869	369,415
Investing activities		
Decrease (Increase) in short-term investments	7,078	(12,370)
Purchases of fixed assets	(471,029)	(461,146)
Proceeds from sales of property, plant and equipment	55,790	71,256
Purchases of leased vehicles	(953,285)	(590,605)
Proceeds from sales of leased vehicles	264,124	173,812
Long-term loans made	(3,549)	(4,019)
Collection of long-term loans receivable	3,225	4,860
Purchases of investment securities	(23,930)	(31,896)
Proceeds from sales of investment securities	46,060	3,098
Purchase of subsidiaries' shares resulting in changes in the scope of consolidation	-	(1,292)
Proceeds from sales of subsidiaries' shares resulting in changes in the scope of consolidation	4,705	7,697
Additional acquisition of shares of consolidated subsidiaries	(16,020)	(500)
Other	(25,924)	(23,930)
Total	(1,112,755)	(865,035)
Financing activities		
Increase in short-term borrowings	376,048	666,191
Increase in long-term borrowings	883,548	1,050,841
Increase in bonds and debentures	390,706	140,663
Repayment or redemption of long-term debt	(1,010,306)	(1,145,534)
Proceeds from minority interests	1,321	30
Purchases of treasury stock	(22,208)	(33,366)
Proceeds from sales of treasury stock	26,423	6,816
Repayment of lease obligation	(76,071)	(69,244)
Cash dividends paid	(105,661)	(94,236)
Cash dividends paid to minority shareholders	(6,487)	(678)
Other	606	(437)
Total	457,919	521,046
Effect of exchange rate changes on cash and cash equivalents	11,389	4,369
Increase in cash and cash equivalents	114,422	29,795
Cash and cash equivalent at beginning of the period	289,784	194,164
Increase due to inclusion in consolidation	6	65,825
Cash and cash equivalent at end of the period	404,212	289,784

5) Basis of Consolidated Financial Statements

1. Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

(1) Consolidated subsidiaries ; 187 companies (Domestic 96, Overseas 91)

Domestic Car Dealers, Parts Distributors

Aichi Nissan Motor Co., Ltd., Tokyo Nissan Motor Co., Ltd.
Nissan Prince Tokyo Sales Co., Ltd.
Nissan Chuo Parts Sales Co., Ltd.
and 74 other companies

Domestic Vehicles and Parts Manufacturers

Nissan Shatai Co.,Ltd., Aichi Machine Industry Co., Ltd., JATCO Ltd., Calsonic Kansei Corp.
and 4 other companies

Domestic Logistics & Services Companies

Nissan Trading Co., Ltd., Nissan Financial Service Co., Ltd., Autech Japan, Inc.
and 7 other companies

Overseas subsidiaries

Nissan North America, Inc., Nissan Europe S.A.S.
Nissan Motor Manufacturing (UK) Ltd.
Nissan Mexicana, S.A. de C.V. and 87 other companies

Unconsolidated Subsidiaries ; 184 companies (Domestic 124, Overseas 60)

These 184 companies are excluded from consolidation because the effect of not consolidating them was immaterial to the Company's consolidated financial statements.

(2) Companies Accounted for by the Equity Method

Unconsolidated subsidiaries;	29 companies (Domestic 23, Overseas 6)
Affiliates;	18 companies (Domestic 15, Overseas 3)

Domestic	Kinugawa Rubber Industrial Co., Ltd., and 37 other companies
Overseas	Renault S.A., Guangzhou NISSAN Trading Co., Ltd. and 7 other companies

The 155 unconsolidated subsidiaries and 45 affiliates other than the above companies were not accounted for by the equity method because the effect of not adopting the equity method to them was immaterial to the Company's consolidated net income, retained earnings and others.

(3) Change in the Scope of Consolidation and Equity Method of Accounting

The change in the scope of consolidation compared with fiscal year 2005 was summarized as follows:

Newly included in the scope of consolidation; 10 subsidiaries (Nissan Asia Pacific Pte., Ltd., Nissan Motor Ukraine Ltd., and 8 other companies)

Excluded from the scope of consolidation ; 23 subsidiaries (Oita Nissan Motor Co., Ltd., Nissan Prince Kanagawa Hanbai Co., Ltd., Nissan International Finance (Europe) Plc., Nissan Motor Corp. in Hawaii, Ltd.and 19 other companies)

Number of companies newly accounted for by the equity method; 1 company (Nissan Buhin Chiba Hanbai Co., Ltd)

Number of companies ceased to be accounted for by the equity method of accounting; 8 (Nissan Diesel Motor Co., Ltd., Nissan Satio Yamanashi Co., Ltd., Nissan Design Europe GmbH and 5 other companies)

The increase in the number of consolidated subsidiaries and companies accounted for by the equity method were primarily attributable to those newly established or became material to the consolidated financial statements, and the decrease were mainly due to sales, liquidations or merger.

2. Fiscal Period of Consolidated Subsidiaries

1) The end of FY2005 for the following consolidated subsidiaries is different from that of the Company (March 31)

December 31 : Nissan Europe S.A.S. Nissan Mexicana,S.A.de C.V.,
Nissan Motor Company South Africa (Proprietary) Limited, and 58 other subsidiaries

2) With respect to the above 61 companies, the necessary adjustments were made in consolidation to reflect any significant transactions from January 1 to March 31.

3. Significant Accounting Policies

1) Valuation methods for assets

1.Securities

Held-to-maturity debt securities ..... Held-to maturity debt securities are stated at amortized cost.

Other securities

Marketable securities ..... Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity.
Cost of securities sold is calculated by the moving average method.

Non-marketable securities .. Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

2.Derivative financial instruments

Derivative financial instruments are stated at fair value.

3.Inventories

Inventories are carried mainly at the lower of cost or market, cost being determined by the first-in, first-out method.

2) Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is calculated principally by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

3) Basis for reserves and allowances

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual doubtful receivables.

Accrued warranty costs

Accrued warranty costs are provided to cover the cost of all services anticipated to be incurred during the entire warranty period in accordance with the warranty contracts and based on past experience.

Accrued retirement benefits

Accrued retirement benefits are provided principally at the amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the end of the current fiscal year.

The net retirement benefit obligation at transition is primarily being amortized over a period of 15 years by the straight-line method.

Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

4) Lease transactions

Noncancellable lease transactions that transfer substantially all risks and rewards associated with the ownership of assets are accounted for as finance leases.

5) Significant hedge accounting method

Hedge accounting

Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred.

Hedging instruments and hedged items

Hedging instruments - Derivative transactions

Hedged items - Mainly forecasted sales denominated in foreign currencies.

Hedging policy

It is the Company's policy that all transactions denominated in foreign currencies are to be hedged.

Assessment of hedge effectiveness

The assessment of hedge effectiveness is omitted when the terms of forecasted sales are substantially same as those of hedging instruments.

Risk management policy with respect to hedge accounting

The Company manages its derivative transactions in accordance with its internal "Policies and Procedures for Risk Management."

6) Consumption Tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

7) Accounting policies adopted by foreign consolidated subsidiaries

The financial statements of the Company's subsidiaries in Mexico and certain other countries have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in Mexico and certain other countries are charged or credited to operations and directly reflected in retained earnings in the accompanying consolidated financial statements.

4. Cash and cash equivalents

Cash and cash equivalents in consolidated statements of cash flows include cash, deposits which can be withdrawn on demand and highly liquid short-term investments exposed to insignificant risk of changes in value with a maturity of three months or less when purchased.

5. Accounting changes

(Forward foreign exchange contracts)

Until the year ended March 31, 2005, the Company and its domestic consolidated subsidiaries adopted the special treatment for forward foreign exchange contracts entered into to hedge forecasted sales denominated in foreign currencies which also qualified for hedge accounting as sales and accounts receivable were translated and reflected in the consolidated financial statements at their corresponding contracted rates. Effective April 1, 2005, the Company and its domestic subsidiaries changed their method of accounting for those sales, accounts receivable and forward foreign exchange contracts to the benchmark method. Under this method, sales denominated in foreign currencies are translated into Japanese yen at the exchange rates in effect at each transaction date and related accounts receivable are translated at exchange rates in effect at the balance sheet dates, charging or crediting the exchange differences into income, while the forward foreign exchange contracts are carried at fair value. This change was made as a result of the implementation of newly modified internal operating system with respect to forward foreign exchange contracts in order to achieve a better presentation of gain or loss related to derivative positions.

The effect of this change was immaterial.

(Accounting Standard for the Impairment of Fixed Assets)

Effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for the impairment of fixed assets ("Opinion Concerning the Establishment of Accounting Standard for the Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for the Impairment of Fixed Assets" (Business Accounting Standard Implementation Guideline No. 6 issued on October 31, 2003).

The effect of this change was to decrease income before income taxes and minority interests by 26,827 million yen for the twelve month period ended March 31, 2006.

The cumulative impairment losses have been subtracted directly from the respective assets in accordance with the revised Regulations for Consolidated Financial Statements.

6) Notes to Consolidated Financial Statements

1. Contingent liabilities

At March 31, 2006, the Company and its consolidated subsidiaries had the following contingent liabilities:

	(Millions of yen)
1)As guarantor of employees' housing loans from banks and others (177,422 for employees, 44,356 for others)	221,778
2)Commitments to provide guarantees of indebtedness of unconsolidated subsidiaries and affiliates at the request of lending banks	2,515
3)The outstanding balance of installment receivables sold with recourse	12,252

2. Research and development costs included in cost of sales and general and administrative expenses

(Millions of yen)
447,582

3. Impairment losses

Usage of assets	Asset category	Location	Millions of yen
Idle property	Land and buildings	Izunokuni-shi, Shizuoka and 66 other locations	19,190
Assets to be disposed	Land, buildings and structures, etc.	Hidaka-shi, Saitama and 2 other locations	7,637

4. Cash flows

Cash and cash equivalents at the end of fiscal year 2005 are reconciled to the accounts reported in the consolidated balance sheet as follows:

(as of March 31 2006)	(Millions of yen)
Cash on hand and in banks	414,772
Time deposits with maturities of more than three months	(20,120)
Cash equivalents included in marketable securities (*)	9,560
Cash and cash equivalents	404,212

* These represent short-term highly liquid investments readily convertible into cash held by foreign subsidiaries.

5. Securities

as of Mar 31, 2006
[in millions of Yen, ( ) indicates loss or minus]

(1) Marketable held-to-maturity debt securities

millions of yen

	Carrying value	Estimated fair value	Unrealized Gain (loss)
Securities whose fair value exceeds their carrying value:			
Sub-total	-	-	-
Securities whose carrying value exceeds their fair value:			
(1) Corporate bonds	59	59	-
Sub-total	59	59	-
Grand-total	59	59	-

(2) Marketable other securities

millions of yen

	Acquisition cost	Carrying value	Unrealized Gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
(1) Stocks	4,646	29,549	24,903
(2) Bonds			
National & local government bonds	19	20	1
Sub-total	4,665	29,569	24,904
Securities whose acquisition cost exceeds their carrying value:			
(1) Stocks	766	539	(227)
Sub-total	766	539	(227)
Grand-total	5,431	30,108	24,677

(3) Other securities which were sold during FY2005

millions of yen

Proceeds	Gross gain	Gross loss
6,156	305	(37)

(4) Details and carrying value of securities whose fair value is not available

(1) Other Securities

Unlisted domestic stocks (excluding those traded on the over-the-counter market)	20,664 million yen
Unlisted foreign stocks	820
Unlisted foreign investment trusts	9,501

(5) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities

millions of yen

	Within one year	1 year to 5 year	5 year to 10 year	Over 10 year
Bonds				
National & local government bonds	20	-	-	-
Corporate bonds	-	-	59	-
Others	-	4	-	-
Total	20	4	59	-

as of Mar 31, 2005

[in millions of Yen, ( ) indicates loss or minus]

(1) Marketable held-to-maturity debt securities

millions of yen

	Carrying value	Estimated fair value	Unrealized Gain (loss)
Securities whose fair value exceeds their carrying value:			
Sub-total	-	-	-
Securities whose carrying value exceeds their fair value:			
(1) Corporate bonds	201	201	-
Sub-total	201	201	-
Grand-total	201	201	-

(2) Marketable other securities

millions of yen

	Acquisition cost	Carrying value	Unrealized Gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
(1) Stocks	3,781	15,833	12,052
(2) Bonds			
National & local government bonds	19	20	1
(3) Others	15	18	3
Sub-total	3,815	15,871	12,056
Securities whose acquisition cost exceeds their carrying value:			
(1) Stocks	679	428	(251)
(2) Others	214	191	(23)
Sub-total	893	619	(274)
Grand-total	4,708	16,490	11,782

(3) Other securities which were sold during FY2004

millions of yen

Proceeds	Gross gain	Gross loss
2,032	1,225	(13)

(4) Details and carrying value of securities whose fair value is not available

(1) Other Securities

Unlisted domestic stocks (excluding those traded on the over-the-counter market)	8,822 million yen
Unlisted foreign stocks	721

(5) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities

millions of yen

	Within one year	1 year to 5 year	5 year to 10 year	Over 10 year
Bonds				
National & local government bonds	20	-	-	-
Corporate bonds	147	-	54	-
Others	-	4	-	-
Total	167	4	54	-

6. Segment information

for the fiscal years ended March 31, 2006 and 2005
[in Millions of yen, ( ) indicates minus]

1. Business segment information

(1) Fiscal year 2005

	Automobile	Sales Financing	Total	Eliminations	Consolidated
I. Net sales					
(1) Sales to third parties	8,895,143	533,149	9,428,292	–	9,428,292
(2) Inter-group sales and transfers	28,563	14,794	43,357	(43,357)	–
Total	8,923,706	547,943	9,471,649	(43,357)	9,428,292
Operating expenses	8,160,292	478,218	8,638,510	(82,059)	8,556,451
Operating income	763,414	69,725	833,139	38,702	871,841
II. TOTAL ASSETS, DEPRECIATION EXPENSE AND CAPITAL EXPENDITURES					
TOTAL ASSETS	7,152,144	5,710,239	12,862,383	(1,380,957)	11,481,426
DEPRECIATION EXPENSE	400,787	254,615	655,402	–	655,402
CAPITAL EXPENDITURES	503,916	920,398	1,424,314	–	1,424,314

(2) Fiscal year 2004

	Automobile	Sales Financing	Total	Eliminations	Consolidated
I. Net sales					
(1) Sales to third parties	8,177,841	398,436	8,576,277	–	8,576,277
(2) Inter-group sales and transfers	23,742	13,509	37,251	(37,251)	–
Total	8,201,583	411,945	8,613,528	(37,251)	8,576,277
Operating expenses	7,429,760	338,388	7,768,148	(53,031)	7,715,117
Operating income	771,823	73,557	845,380	15,780	861,160
II. TOTAL ASSETS, DEPRECIATION EXPENSE AND CAPITAL EXPENDITURES					
TOTAL ASSETS	6,646,594	4,596,322	11,242,916	(1,394,393)	9,848,523
DEPRECIATION EXPENSE	349,163	176,763	525,926	–	525,926
CAPITAL EXPENDITURES	469,283	582,468	1,051,751	–	1,051,751

Notes: 1. Businesses are segmented based on their proximity in terms of the type, nature and markets of their products.

2. Major products and services included in each segment for fiscal year ended March 31, 2006 are;
   (1) Automobile.............. Passenger cars, Trucks and buses, Forklifts, Parts for production, etc.
   (2) Sales financing...........Credit, Lease, etc.

[in Millions of yen, ( ) indicates minus]

(3) The three-month period ended March 31, 2006

	Automobile	Sales Financing	Total	Eliminations	Consolidated
Net sales					
(1) Sales to third parties	2,488,287	147,746	2,636,033	—	2,636,033
(2) Inter-group sales and transfers	9,096	4,135	13,231	(13,231)	—
Total	2,497,383	151,881	2,649,264	(13,231)	2,636,033
Operating expenses	2,291,595	132,565	2,424,160	(28,809)	2,395,351
Operating income	205,788	19,316	225,104	15,578	240,682

(4) The three-month period ended March 31, 2005

	Automobile	Sales Financing	Total	Eliminations	Consolidated
Net sales					
(1) Sales to third parties	2,372,274	104,114	2,476,388	—	2,476,388
(2) Inter-group sales and transfers	5,646	5,002	10,648	(10,648)	—
Total	2,377,920	109,116	2,487,036	(10,648)	2,476,388
Operating expenses	2,154,297	87,698	2,241,995	(14,641)	2,227,354
Operating income	223,623	21,418	245,041	3,993	249,034

Notes: 1. Businesses are segmented based on their proximity in terms of the type, nature and markets of their products.

2. Major products and services included in each segment for fiscal year ended March 31, 2006 are;
   (1) Automobile.............. Passenger cars, Trucks and buses, Forklifts, Parts for production, etc.
   (2) Sales financing............Credit, Lease, etc.

2.Consolidated Financial Statements by Business Segment

* The sales financing segment consists of Nissan Financial Services Co., Ltd. (Japan), Nissan Motor Acceptance Corporation (USA), NR F Mexico, S.A. De C.V. (Mexico), NR Wholesale Mexico, S.A. De C.V. (Mexico), ESARA, S.A. de C.V. (Mexico) and sales financing division of Nissan Canada Inc. (Canada).

* The financial data on the automobile and eliminations segment represents the difference between the consolidated figures and those for the sales financing segment.

1). Balance sheets by business segment

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	as of 3/31/06	as of 3/31/05	Change	as of 3/31/06	as of 3/31/05	Change	as of 3/31/06	as of 3/31/05	Change
Current assets	1,971,440	1,688,461	282,979	4,050,814	3,450,933	599,881	6,022,254	5,139,394	882,860
Cash on hand and in banks	402,968	288,208	114,760	11,804	12,066	(262)	414,772	300,274	114,498
Notes & accounts receivable	488,571	537,912	(49,341)	29	117	(88)	488,600	538,029	(49,429)
Sales finance receivables	(232,709)	(216,218)	(16,491)	3,821,836	3,243,006	578,830	3,589,127	3,026,788	562,339
Marketable securities	11,589	12,400	(811)	-	1,026	(1,026)	11,589	13,426	(1,837)
Inventories	847,243	702,534	144,709	9,256	5,528	3,728	856,499	708,062	148,437
Other current assets	453,778	363,625	90,153	207,889	189,190	18,699	661,667	552,815	108,852
Fixed assets	3,799,239	3,562,689	236,550	1,659,425	1,145,389	514,036	5,458,664	4,708,078	750,586
Property, plant and equipment	2,926,753	2,774,719	152,034	1,512,055	1,022,228	489,827	4,438,808	3,796,947	641,861
Investment securities	401,520	361,632	39,888	1,866	289	1,577	403,386	361,921	41,465
Other non current assets	470,966	426,338	44,628	145,504	122,872	22,632	616,470	549,210	67,260
Deferred assets	508	1,051	(543)	-	-	-	508	1,051	(543)
Total assets	5,771,187	5,252,201	518,986	5,710,239	4,596,322	1,113,917	11,481,426	9,848,523	1,632,903
Current liabilities	1,503,605	1,332,957	170,648	3,348,104	2,641,757	706,347	4,851,709	3,974,714	876,995
Notes & accounts payable	957,055	916,820	40,235	26,539	22,966	3,573	983,594	939,786	43,808
Short-term borrowings	(665,980)	(609,468)	(56,512)	3,199,746	2,535,086	664,660	2,533,766	1,925,618	608,148
Lease obligation	57,804	57,416	388	719	916	(197)	58,523	58,332	191
Other current liabilities	1,154,726	968,189	186,537	121,100	82,789	38,311	1,275,826	1,050,978	224,848
Long-term liabilities	1,305,214	1,540,476	(235,262)	1,950,627	1,610,882	339,745	3,255,841	3,151,358	104,483
Bonds and debentures	381,346	320,602	60,744	326,861	172,523	154,338	708,207	493,125	215,082
Long-term borrowings	174,734	209,291	(34,557)	1,270,954	1,164,213	106,741	1,445,688	1,373,504	72,184
Lease obligation	71,708	96,544	(24,836)	-	-	-	71,708	96,544	(24,836)
Other long-term liabilities	677,426	914,039	(236,613)	352,812	274,146	78,666	1,030,238	1,188,185	(157,947)
Total liabilities	2,808,819	2,873,433	(64,614)	5,298,731	4,252,639	1,046,092	8,107,550	7,126,072	981,478
Minority interests	284,062	256,656	27,406	1,831	45	1,786	285,893	256,701	29,192
Common stock	514,489	517,260	(2,771)	91,325	88,554	2,771	605,814	605,814	-
Capital surplus	773,623	774,403	(780)	30,847	30,067	780	804,470	804,470	-
Retained earnings and unrealized holding gain on securities	1,870,127	1,494,766	375,361	261,038	227,688	33,350	2,131,165	1,722,454	408,711
Translation adjustments	(230,780)	(397,428)	166,648	26,467	(2,671)	29,138	(204,313)	(400,099)	195,786
Treasury stock	(249,153)	(266,889)	17,736	-	-	-	(249,153)	(266,889)	17,736
Total shareholders' equity	2,678,306	2,122,112	556,194	409,677	343,638	66,039	3,087,983	2,465,750	622,233
Total liabilities, minority interests and shareholders' equity	5,771,187	5,252,201	518,986	5,710,239	4,596,322	1,113,917	11,481,426	9,848,523	1,632,903

Note: 1. Sales finance receivables of Automobile & eliminations represent the amount eliminated for intercompany transactions related to wholesale finance made by Sales Financing segment.

2. Borrowings of Automobile & eliminations represent the amount after deducting the amount of internal loans receivable from Sales Financing segment. (05/3 973,169 million yen, 06/3 968,451 million yen)

(Interest bearing debt by business segment)

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	as of 3/31/06	as of 3/31/05	Change	as of 3/31/06	as of 3/31/05	Change	as of 3/31/06	as of 3/31/05	Change
Short-term borrowings from Third Parties	302,471	363,701	(61,230)	2,231,295	1,561,917	669,378	2,533,766	1,925,618	608,148
Internal Loans to Sales Financing	(968,451)	(973,169)	4,718	968,451	973,169	(4,718)	-	-	-
Short-term borrowings (per B/S)	(665,980)	(609,468)	(56,512)	3,199,746	2,535,086	664,660	2,533,766	1,925,618	608,148
Bonds and debentures	381,346	320,602	60,744	326,861	172,523	154,338	708,207	493,125	215,082
Long-term borrowings from Third Parties	174,734	209,291	(34,557)	1,270,954	1,164,213	106,741	1,445,688	1,373,504	72,184
Internal Loans to Sales Financing	-	-	-	-	-	-	-	-	-
Long-term borrowings (per B/S)	174,734	209,291	(34,557)	1,270,954	1,164,213	106,741	1,445,688	1,373,504	72,184
Lease obligation	129,512	153,960	(24,448)	719	916	(197)	130,231	154,876	(24,645)
Internal Loans from Sales Financing	-	-	-	-	-	-	-	-	-
Total interest bearing debt	19,612	74,385	(54,773)	4,798,280	3,872,738	925,542	4,817,892	3,947,123	870,769
Cash and cash equivalent	392,505	280,176	112,329	11,707	9,608	2,099	404,212	289,784	114,428
Net interest bearing debt	(372,893)	(205,791)	(167,102)	4,786,573	3,863,130	923,443	4,413,680	3,657,339	756,341
Debt for Canton Plant included	98,500	93,719	4,781	-	-	-	98,500	93,719	4,781
Lease obligation included	129,512	153,960	(24,448)	719	916	(197)	130,231	154,876	(24,645)
Net interest bearing debt (except for those related to Canton Plant and lease obligation)	(600,905)	(453,470)	(147,435)	4,785,854	3,862,214	923,640	4,184,949	3,408,744	776,205

2). Statements of income by business segment

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	4/1/05 - 3/31/06	4/1/04 - 3/31/05	Change	4/1/05 - 3/31/06	4/1/04 - 3/31/05	Change	4/1/05 - 3/31/06	4/1/04 - 3/31/05	Change
Net sales	8,880,349	8,164,332	716,017	547,943	411,945	135,998	9,428,292	8,576,277	852,015
Cost of sales	6,649,937	6,094,196	555,741	391,050	257,073	133,977	7,040,987	6,351,269	689,718
Gross profit	2,230,412	2,070,136	160,276	156,893	154,872	2,021	2,387,305	2,225,008	162,297
Operating profit as a percentage of net sales	9.0%	9.6%	(0.6) %	12.7%	17.9%	(5.2) %	9.2%	10.0%	(0.8) %
Operating profit	802,116	787,603	14,513	69,725	73,557	(3,832)	871,841	861,160	10,681
Net financial cost	(4,555)	(10,371)	5,816	(11)	(11)	-	(4,566)	(10,382)	5,816
Others	(21,315)	4,910	(26,225)	(88)	12	(100)	(21,403)	4,922	(26,325)
Ordinary profit	776,246	782,142	(5,896)	69,626	73,558	(3,932)	845,872	855,700	(9,828)
Income before income taxes and minority interests	739,962	720,764	19,198	69,079	72,469	(3,390)	809,041	793,233	15,808
Net income	476,688	472,680	4,008	41,362	39,601	1,761	518,050	512,281	5,769

Net financial cost

	Automobile & eliminations 4/1/05 - 3/31/06	Automobile & eliminations 4/1/04 - 3/31/05	Change	Sales Financing 4/1/05 - 3/31/06	Sales Financing 4/1/04 - 3/31/05	Change	Consolidated total 4/1/05 - 3/31/06	Consolidated total 4/1/04 - 3/31/05	Change
Total	(4,555)	(10,371)	5,816	(11)	(11)	-	(4,566)	(10,382)	5,816
Interest on Lease obligation	(3,952)	(4,097)	145	(16)	(20)	4	(3,968)	(4,117)	149
Eliminations	(37,507)	(12,524)	(24,983)	-	-	-	(37,507)	(12,524)	(24,983)
Net financial cost by segment	36,904	6,250	30,654	5	9	(4)	36,909	6,259	30,650

3). Statements of cash flows by business segment

(millions of Yen)

	FY05			FY04		
			Consolidated total			Consolidated total
	Automobile & eliminations	Sales Financing		Automobile & eliminations	Sales Financing	
Operating activities						
Income before income taxes and minority interests	739,962	69,079	809,041	720,764	72,469	793,233
Depreciation and amortization	400,787	254,615	655,402	349,163	176,763	525,926
(Increase) decrease in sales finance receivables	19,341	(331,026)	(311,685)	17,131	(811,480)	(794,349)
Others	(468,999)	74,110	(394,889)	(207,813)	52,418	(155,395)
Subtotal	691,091	66,778	757,869	879,245	(509,830)	369,415
Investing activities						
Proceeds from sales of investment securities	50,765	-	50,765	10,285	510	10,795
Proceeds from sales of property, plant and equipment	55,789	1	55,790	71,256	-	71,256
Purchases of fixed assets	(456,550)	(14,479)	(471,029)	(453,357)	(7,789)	(461,146)
Purchases of leased vehicles	(47,366)	(905,919)	(953,285)	(15,926)	(574,679)	(590,605)
Proceeds from sales of leased vehicles	37,523	226,601	264,124	16,143	157,669	173,812
Others	(59,951)	831	(59,120)	(79,115)	9,968	(69,147)
Subtotal	(419,790)	(692,965)	(1,112,755)	(450,714)	(414,321)	(865,035)
Financing activities						
Increase in short-term borrowings	16,565	359,483	376,048	174,500	491,691	666,191
(Decrease) increase or redemption of long-term debt	(228,985)	102,227	(126,758)	(391,244)	296,551	(94,693)
Increase in bonds and debentures	227,386	163,320	390,706	-	140,663	140,663
Others	(183,960)	1,883	(182,077)	(191,998)	883	(191,115)
Subtotal	(168,994)	626,913	457,919	(408,742)	929,788	521,046
Effect of exchange rate changes on cash and cash equivalents	10,016	1,373	11,389	4,427	(58)	4,369
Increase in cash and cash equivalents	112,323	2,099	114,422	24,216	5,579	29,795
Cash and cash equivalents at beginning of period	280,176	9,608	289,784	190,135	4,029	194,164
Increase due to inclusion in consolidation	6	-	6	65,825	-	65,825
Cash and cash equivalents at end of period	392,505	11,707	404,212	280,176	9,608	289,784

Note: 1. Increase in short-term borrowings of Automobile & eliminations include the amounts eliminated for decrease (FY04 -133,114 million yen, FY05 -39,721 million yen) in internal loans receivable from Sales Financing segment.

3. Geographical Segment information

[in Millions of yen, ( ) indicates minus]

(1) Fiscal year 2005

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
I. Net sales							
(1) Sales to third parties	2,674,549	4,100,662	1,414,674	1,238,407	9,428,292	−	9,428,292
(2) Inter-group sales and transfers	2,194,405	138,585	82,632	13,928	2,429,550	(2,429,550)	−
Total	4,868,954	4,239,247	1,497,306	1,252,335	11,857,842	(2,429,550)	9,428,292
Operating expenses	4,478,536	3,852,304	1,430,127	1,194,714	10,955,681	(2,399,230)	8,556,451
Operating income	390,418	386,943	67,179	57,621	902,161	(30,320)	871,841
II. TOTAL ASSETS	5,961,342	5,751,652	746,016	798,533	13,257,543	(1,776,117)	11,481,426

(2) Fiscal year 2004

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
I. Net sales							
(1) Sales to third parties	2,556,683	3,726,456	1,254,007	1,039,131	8,576,277	−	8,576,277
(2) Inter-group sales and transfers	1,981,104	81,794	51,109	7,622	2,121,629	(2,121,629)	−
Total	4,537,787	3,808,250	1,305,116	1,046,753	10,697,906	(2,121,629)	8,576,277
Operating expenses	4,196,667	3,392,676	1,249,110	996,529	9,834,982	(2,119,865)	7,715,117
Operating income	341,120	415,574	56,006	50,224	862,924	(1,764)	861,160
II. TOTAL ASSETS	5,590,397	4,714,272	799,778	637,065	11,741,512	(1,892,989)	9,848,523

Note: 1. Countries and areas are segmented based on their geographical proximity and their mutual operational relationship.
2. Major countries and areas which belong to segments other than Japan are as follows:
(1) North America : U.S.A., Canada, Mexico
(2) Europe : France, U.K., Spain and other European countries
(3) Others : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

[in Millions of yen, ( ) indicates minus]

(3) The three-month period ended March 31, 2006

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
Net sales							
(1) Sales to third parties	762,101	1,191,151	357,940	324,841	2,636,033	—	2,636,033
(2) Inter-group sales and transfers	565,406	47,112	32,563	5,592	650,673	(650,673)	—
Total	1,327,507	1,238,263	390,503	330,433	3,286,706	(650,673)	2,636,033
Operating expenses	1,231,384	1,116,652	368,417	317,804	3,034,257	(638,906)	2,395,351
Operating income	96,123	121,611	22,086	12,629	252,449	(11,767)	240,682

(4) The three-month period ended March 31, 2005

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
Net sales							
(1) Sales to third parties	798,079	1,076,708	330,357	271,244	2,476,388	—	2,476,388
(2) Inter-group sales and transfers	497,711	29,531	15,907	3,113	546,262	(546,262)	—
Total	1,295,790	1,106,239	346,264	274,357	3,022,650	(546,262)	2,476,388
Operating expenses	1,194,077	985,653	330,830	264,450	2,775,010	(547,656)	2,227,354
Operating income	101,713	120,586	15,434	9,907	247,640	1,394	249,034

Note: 1. Countries and areas are segmented based on their geographical proximity and their mutual operational relationship.
2. Major countries and areas which belong to segments other than Japan are as follows:
(1) North America : U.S.A., Canada, Mexico
(2) Europe : France, U.K., Spain and other European countries
(3) Others : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

4. Overseas Net sales

Overseas net sales and the related percentages of the sales to the total consolidated net sales are summarized as follows:

Fiscal year 2005

	North America	Europe	Other foreign countries	Total
(1) Overseas net sales [Millions of yen]	4,014,475	1,414,929	1,655,630	7,085,034
(2) Consolidated net sales [Millions of yen]				9,428,292
(3) Overseas net sales / Consolidated net sales	42.6%	15.0%	17.6%	75.2%

The three-month period ended March 31, 2006

	North America	Europe	Other foreign countries	Total
(1) Overseas net sales [Millions of yen]	1,160,120	351,530	443,213	1,954,863
(2) Consolidated net sales [Millions of yen]				2,636,033
(3) Overseas net sales / Consolidated net sales	44.0%	13.3%	16.8%	74.1%

Fiscal year 2004

	North America	Europe	Other foreign countries	Total
(1) Overseas net sales [Millions of yen]	3,662,436	1,269,204	1,401,592	6,333,232
(2) Consolidated net sales [Millions of yen]				8,576,277
(3) Overseas net sales / Consolidated net sales	42.7%	14.8%	16.3%	73.8%

Note: 1. Overseas net sales include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.
2. Countries and areas are segmented based on their geographical proximity and their mutual operational relationship.
3. Areas which belong to segments other than Japan are as follows:
(1) North America : USA, Canada, Mexico
(2) Europe : France,U.K., Spain and other European countries
(3) Other foreign countries : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

7. Production and sales

1) Consolidated production volume

The twelve month period ended March 31

(Units)

	FY05	FY04	Change	
			Units	%
Japan	1,364,868	1,481,563	(116,695)	(7.9)
U.S.A.	808,586	803,556	5,030	0.6
Mexico	362,591	325,086	37,505	11.5
U.K.	315,297	319,652	(4,355)	(1.4)
Spain	193,604	142,889	50,715	35.5
South Africa	40,928	41,750	(822)	(2.0)
Indonesia	11,103	9,822	1,281	13.0
Thailand	43,621	33,472	10,149	30.3
China	200,229	135,549	64,680	47.7
Total	3,340,827	3,293,339	47,488	1.4

Note: Period of counting units
Japan, U.S.A April/2005-March/2006
Others January/2005-December/2005

2) Consolidated wholesale units by region

The twelve month period ended March 31

(Units)

	FY05	FY04	Change	
			Units	%
Japan	810,968	819,152	(8,184)	(1.0)
North America	1,369,630	1,394,099	(24,469)	(1.8)
Europe	597,250	554,901	42,349	7.6
Others	759,766	702,270	57,496	8.2
Total	3,537,614	3,470,422	67,192	1.9

Note: Period of counting units
Japan , North America (except for Mexico)
April/2005-March/2006
North America (Mexico only) , Europe
January/2005-December/2005

The three month period ended March 31

(Units)

	FY 2005 fourth quarter (The three-month)	FY 2004 fourth quarter (The three-month)	Change	
			Units	%
Japan	249,722	278,027	(28,305)	(10.2)
North America	388,749	419,230	(30,481)	(7.3)
Europe	136,816	139,502	(2,686)	(1.9)
Others	188,000	186,776	1,224	0.7
Total	963,287	1,023,535	(60,248)	(5.9)

Note: Period of counting units
Japan , North America (except for Mexico)
January/2006-March/2006
North America (Mexico only) , Europe
October/2005-December/2005

8. Footnotes to be disclosed

Following information is disclosed by EDINET.

Lease transactions
Fair value of derivative transactions

FY2005 Non-Consolidated Financial Results

(Year ended March 31, 2006)


FASF

MEMBERSHIP

April 25, 2006

Company name	: Nissan Motor Co., Ltd
Stock exchange on which the shares are listed	: Tokyo Stock Exchange in Japan
Code number	: 7201
Location of the head office	: Tokyo
URL	: http://www.nissan-global.com/EN/IR/
Representative person	: Carlos Ghosn, President
Contact person	: Sadayuki Hamaguchi, Senior manager, Global Communications CSR and Investor Relations Division, Communications CSR Department Tel. (03) 3543 - 5523
Approval date of FY2005 financial results by the Board of Directors	: April 25, 2006
Provision for interim cash dividends	: Yes
Expected date on which cash dividends begin to be distributed	: June 28, 2006
Date of the 107th ordinary general meeting of shareholders	: June 27, 2006
Number of shares in unit share system	: 100 shares

1. Results of FY2005 (April 1, 2005 through March 31, 2006)

<1> Results of non-consolidated operations (Amounts less than one million yen are omitted)

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2005	3,895,553	4.8	254,159	9.7	337,156	65.5
FY2004	3,718,720	6.9	231,764	(5.7)	203,711	(10.7)

	Net income		Net income per share - basic	Net income per share - diluted	Return on equity	Ordinary income as a percentage of total assets	Ordinary income as a percentage of net sales
	Millions of yen	%	Yen	Yen	%	%	%
FY2005	240,593	134.9	54.88	54.48	13.7	8.6	8.7
FY2004	102,415	26.9	23.24	23.04	6.0	5.1	5.5

Note 1: Average number of shares issued and outstanding during each period FY05 4,377,213,073 shares

FY04 4,390,851,313 shares

Note 2: Changes in accounting policies were made.

Note 3: Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of changes from corresponding figures for the previous period.

<2> Cash dividends

	Annual cash dividends per share	Interim dividend	Final dividend	Total amount of annual cash dividends	Dividends as a percentage of net income	Dividends as a percentage of shareholders' equity
	Yen	Yen	Yen	Millions of yen	%	%
FY2005	29.00	14.00	15.00	127,172	52.9	7.0
FY2004	24.00	12.00	12.00	105,318	102.8	6.2

<3> Non-consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity as a percentage of total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2005	3,845,041	1,827,030	47.5	415.28
FY2004	3,981,914	1,685,893	42.3	384.86

Note 1: Number of shares issued and outstanding at the end of each period FY05 4,398,614,530 shares

FY04 4,379,479,539 shares

Note 2: Number of treasury stock at the end of each period FY05 122,100,582 shares

FY04 141,235,573 shares

2. Forecast of non-consolidated operating results for FY2006 (April 1, 2006 through March 31, 2007)

	Net sales	Ordinary income	Net income	Cash dividends per share		
				Interim dividend	Final dividend	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY2006 1st half	—	—	—	uncertain	—	—
FY2006	—	—	—	—	uncertain	34.00

Reference : Forecast of net income per share for FY2006 (yen)

1. Production and Sales

VEHICLE PRODUCTION UNIT
(FY2005 and FY2004)

	FY2005 (Units)	FY2004 (Units)	Change (%)
Domestic	1,364,868	1,481,563	(7.9%)

NON-CONSOLIDATED SALES UNIT BY PRODUCT LINE
(FY2005 and FY2004)

	FY2005	FY2004	Change
Vehicle whole sales (Units, except for percentages)			
Total vehicle whole sales	**1,509,910**	**1,583,178**	(4.6%)
Domestic	836,230	861,339	(2.9%)
Export	673,680	721,839	(6.7%)
Passenger vehicles	**1,239,490**	**1,289,923**	(3.9%)
Domestic	699,023	718,992	(2.8%)
Export	540,467	570,931	(5.3%)
Commercial vehicles	**270,420**	**293,255**	(7.8%)
Domestic	137,207	142,347	(3.6%)
Export	133,213	150,908	(11.7%)
Net sales (millions of yen, except for percentages)			
Total net sales	**3,895,553**	**3,718,720**	**4.8%**
Domestic	1,528,515	1,552,677	(1.6%)
Export	2,367,037	2,166,043	9.3%
Vehicles	**2,719,523**	**2,728,740**	(0.3%)
Domestic	1,304,206	1,340,644	(2.7%)
Export	1,415,316	1,388,095	2.0%
Production parts and components for overseas production	**592,508**	**481,886**	**23.0%**
Domestic	-	-	-
Export	592,508	481,886	23.0%
Automotive parts	**299,037**	**279,991**	**6.8%**
Domestic	201,519	192,512	4.7%
Export	97,518	87,479	11.5%
Other automotive business	**236,057**	**184,492**	**28.0%**
Domestic	3,376	1,249	170.2%
Export	232,681	183,242	27.0%
Sub total of automotive business	**3,847,127**	**3,675,110**	**4.7%**
Domestic	1,509,102	1,534,406	(1.6%)
Export	2,338,024	2,140,703	9.2%
Forklifts equipment	**48,426**	**43,610**	**11.0%**
Domestic	19,413	18,271	6.3%
Export	29,013	25,339	14.5%

Other automotive business consists of royalty income, and equipment and tools for vehicle production.

2. Non-Consolidated Financial Statements

2-1) Non-Consolidated Statements of Income

FY2005 and 2004

[in millions of yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

		FY2005		FY2004	Change
NET SALES	100%	**3,895,553**	100%	**3,718,720**	**176,833**
COST OF SALES		**3,189,629**		**3,072,398**	**117,231**
GROSS PROFIT		705,924		646,322	59,602
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		**451,765**		**414,557**	**37,207**
OPERATING INCOME	6.5%	**254,159**	6.2%	**231,764**	**22,394**
NON-OPERATING INCOME		**141,841**		**8,827**	**133,014**
Interest and dividend income		137,445		3,752	133,693
Other non-operating income		4,396		5,074	(678)
NON-OPERATING EXPENSES		**58,845**		**36,880**	**21,964**
Interest expense		10,051		12,264	(2,212)
Amortization of net retirement benefit obligations at transition		8,258		8,871	(612)
Foreign exchange loss		26,459		—	26,459
Other non-operating expenses		14,075		15,745	(1,669)
ORDINARY INCOME	8.7%	**337,156**	5.5%	**203,711**	**133,444**
SPECIAL GAINS		**34,552**		**40,318**	**(5,766)**
Gain on sale of fixed assets		3,916		22,905	(18,988)
Gain on sale of investment securities		22,277		6,150	16,127
Other special gains		8,357		11,262	(2,904)
SPECIAL LOSSES		**92,097**		**91,985**	**112**
Loss on devaluation of investments and receivables		32,565		24,219	8,345
Loss on disposal of fixed assets		11,143		11,369	(225)
Impairment loss		10,527		—	10,527
Other special losses		37,860		56,395	(18,534)
INCOME BEFORE INCOME TAXES	7.2%	**279,610**	4.1%	**152,044**	**127,566**
INCOME TAXES-CURRENT		80,130		57,215	22,915
INCOME TAXES-DEFERRED		(41,112)		(7,586)	(33,526)
NET INCOME	6.2%	**240,593**	2.8%	**102,415**	**138,177**
RETAINED EARNINGS BROUGHT FORWARD FROM PREVIOUS YEAR		239,059		250,845	(11,786)
LOSS ON DISPOSAL OF TREASURY STOCK		15,467		4,700	10,767
INTERIM CASH DIVIDENDS		61,193		52,765	8,428
UNAPPROPRIATED RETAINED EARNINGS		**402,990**		**295,795**	**107,194**

Three-month period ended March 31,2006

(in millions of Yen)

	FY2005 fourth quarter (The three-month)		FY2004 fourth quarter (The three-month)		Change
NET SALES	100%	**1,056,104**	100%	**1,069,285**	**(13,181)**
COST OF SALES		868,318		887,552	(19,234)
Gross profit	17.8%	187,786	17.0%	181,733	6,053
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		152,787		138,639	14,147
Operating income	3.3%	**34,999**	4.0%	**43,093**	**(8,094)**
NON-OPERATING INCOME		**132,996**		**1,726**	**131,270**
Interest and dividend income		131,034		398	130,635
Other non-operating income		1,962		1,327	634
NON-OPERATING EXPENSES		**14,846**		**12,356**	**2,490**
Interest expense		2,345		2,782	(437)
Amortization of net retirement benefit obligation at transition		2,013		2,217	(204)
Foreign exchange loss		4,408		227	4,180
Other non-operating expenses		6,079		7,128	(1,048)
Ordinary income	14.5%	**153,148**	3.0%	**32,463**	**120,685**
SPECIAL GAINS		**23,885**		**22,004**	**1,880**
SPECIAL LOSSES		**52,595**		**52,667**	**(72)**
Income before income taxes	11.8%	**124,438**	0.2%	**1,800**	**122,638**
Income taxes		(10,838)		7,004	(17,843)
Net income	12.8%	**135,277**	(0.5%)	**(5,204)**	**140,481**

2-2) Non-Consolidated Balance Sheets

As of March 31, 2006 and March 31, 2005

[in millions of yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles generally accepted in Japan.

	as of Mar 31, 2006	as of Mar 31, 2005	Change
[ASSETS]			
CURRENT ASSETS	**1,385,576**	**1,545,768**	**(160,192)**
Cash on hand and in banks	148,532	74,425	74,106
Trade notes receivable	577	48	529
Trade accounts receivable	286,667	311,098	(24,431)
Finished products	73,001	70,553	2,448
Raw materials	22,529	14,698	7,831
Work in process	26,316	23,188	3,128
Supplies	19,997	18,312	1,684
Advances paid	26,982	27,383	(400)
Prepaid expenses	19,783	13,066	6,716
Deferred tax assets	78,132	56,365	21,766
Short-term loans receivable	634,755	895,762	(261,007)
Other accounts receivable	75,514	68,623	6,890
Other current assets	807	2,958	(2,150)
Allowance for doubtful accounts	(28,020)	(30,716)	2,695
FIXED ASSETS	**2,457,922**	**2,433,601**	**24,321**
Property, plant & equipment	**775,073**	**748,773**	**26,299**
Buildings	177,335	159,596	17,739
Structures	35,772	33,842	1,929
Machinery & equipment	226,507	211,950	14,557
Vehicles	24,399	18,979	5,420
Tools, furniture and fixtures	130,967	140,896	(9,929)
Land	132,844	144,289	(11,444)
Construction in progress	47,246	39,218	8,027
Intangible assets	**49,827**	**45,546**	**4,281**
Software	48,727	44,575	4,152
Other intangible assets	1,099	970	128
Investments & other assets	**1,633,021**	**1,639,281**	**(6,259)**
Investment securities	43,986	19,388	24,598
Investments in subsidiaries and affiliates	1,450,004	1,486,014	(36,009)
Long-term loans receivable	1,171	1,855	(683)
Long-term prepaid expenses	25,399	29,397	(3,998)
Deferred tax assets	106,590	93,284	13,305
Other	7,589	9,531	(1,942)
Allowance for doubtful accounts	(1,720)	(191)	(1,528)
DEFERRED ASSETS	**1,543**	**2,544**	**(1,001)**
Discounts on bonds	1,543	2,544	(1,001)
TOTAL ASSETS	**3,845,041**	**3,981,914**	**(136,872)**

	as of Mar 31, 2006	as of Mar 31, 2005	Change
[LIABILITIES]			
CURRENT LIABILITIES	**1,434,848**	**1,529,709**	**(94,860)**
Trade notes payable	225	121	104
Trade accounts payable	465,828	482,304	(16,476)
Short-term borrowings	147,096	272,036	(124,940)
Current portion of long-term borrowings	36,776	22,576	14,200
Commercial paper	88,000	110,000	(22,000)
Current maturities of bonds	160,000	205,800	(45,800)
Other accounts payable	58,046	43,854	14,191
Accrued expenses	268,556	226,874	41,681
Income taxes payable	53,421	24,349	29,072
Deposits received	21,323	4,471	16,852
Employees' saving deposits	64,956	62,566	2,390
Warrants	3,143	4,785	(1,641)
Accrued warranty costs	31,717	26,271	5,445
Lease obligation	31,667	38,877	(7,210)
Other current liabilities	4,089	4,819	(729)
LONG-TERM LIABILITIES	**583,162**	**766,311**	**(183,149)**
Bonds	430,800	362,800	68,000
Long-term borrowings	50,790	87,566	(36,776)
Accrued warranty costs	51,248	43,676	7,571
Accrued retirement benefits	22,391	231,974	(209,583)
Lease obligation	26,873	38,785	(11,911)
Long-term deposits received	1,059	1,508	(449)
TOTAL LIABILITIES	**2,018,011**	**2,296,021**	**(278,009)**
[SHAREHOLDERS' EQUITY]			
COMMON STOCK	**605,813**	**605,813**	-
CAPITAL SURPLUS	**804,470**	**804,470**	-
Additional paid-in capital	804,470	804,470	-
RETAINED EARNINGS	**536,165**	**425,177**	**110,987**
Legal reserve	53,838	53,838	-
Voluntary reserve	79,335	75,542	3,793
Reserve for reduction of replacement cost of specified properties	77,175	71,937	5,238
Reserve for losses on overseas investments	1,471	3,031	(1,559)
Reserve for special depreciation	687	573	114
Unappropriated retained earnings	402,990	295,795	107,194
UNREALIZED HOLDING GAIN ON SECURITIES	**13,932**	**5,108**	**8,823**
TREASURY STOCK	**(133,351)**	**(154,676)**	**21,325**
TOTAL SHAREHOLDERS' EQUITY	**1,827,030**	**1,685,893**	**141,136**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**3,845,041**	**3,981,914**	**(136,872)**

2-3) Significant Accounting Policies

1. Valuation methods for assets

(1) Valuation of inventories

Inventories are carried at the lower of cost or market, cost being determined by the first-in, first-out method.

(2) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost based on the straight-line method.

2) Investments in stock of subsidiaries and affiliates are stated at cost determined by the moving average method.

3)Other securities

Marketable securities ..... Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity.
Cost of securities sold is calculated by the moving average method.

Non-marketable securities . Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

(3) Accounting for derivative financial instruments

Derivative financial instruments are stated at fair value.

2. Depreciation of fixed assets

(1) Depreciation of property, plant and equipment is calculated by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

(2) Amortization of intangible assets is calculated by the straight-line method.

3. Basis for Reserves and Allowances

(1) Allowance for doubtful accounts

Allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

(2) Accrued warranty costs

Accrued warranty costs are provided to cover the cost of all services anticipated to be incurred during the entire warranty period in accordance with the warranty contracts and based on past experience.

(3) Accrued retirement benefits

Accrued retirement benefits are provided for the payment of retirement benefits at the amount calculated based on the retirement benefit obligation and the fair value of pension plan assets at the end of this fiscal year.

The net retirement benefit obligations at transition is being amortized over a period of 15 years by the straight line method.

Prior service cost is being amortized as incurred by the straight-line method over the periods which are shorter than the average remaining years of service of the eligible employees.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

4. Lease transactions

Non-cancelable lease transactions that transfer substantially all risks and rewards associated with the ownership of assets are accounted for as finance leases.

5.Hedge accounting method

Hedge accounting

Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred.

Hedging instruments and hedged items

Hedging instruments - Derivative transactions

Hedged items - Mainly forecasted sales denominated in foreign currencies.

Hedging policy

It is the Company's policy that all transactions denominated in foreign currencies are to be hedged.

Assessment of hedge effectiveness

The assessment of hedge effectiveness is omitted when the terms of forecasted sales are substantially same as those of hedging instruments.

Risk management policy with respect to hedge accounting

The Company manages its derivative transactions in accordance with its internal "Policies and Procedures for Risk Management."

6. Consumption Tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

7.Change of accounting method

(Forward foreign exchange contracts)

Until the year ended March 31, 2006, the Company adopted the special treatment for forward foreign exchange contracts entered into to hedge forecasted sales denominated in foreign currencies which also qualified for hedge accounting as sales and accounts receivable were translated and reflected in the non-consolidated financial statements at their corresponding contracted rates.Effective April 1, 2005, the Company changed its method of accounting for those sales, accounts receivable and forward foreign exchange contracts to the benchmark method.

Under this method sales denominated in foreign currencies are translated into Japanese yen at the exchange rates in effect at each transaction date and related accounts receivable are translated at exchange rates in effect at the balance sheet dates, charging or crediting the exchange differences into income, while the forward foreign exchange contracts are carried at fair value.

This change was made as a result of the implementation of newly modified internal operating system regarding forward foreign exchange contracts in order to achieve a better presentation of gain or loss related to derivative positions.

The effect of this change was to increase net sales and operating income by 21,855 million yen and to increase non-operating expenses by the same amount for the FY05(April 1, 2005 through March 31, 2006). Consequently, this change had no impact on ordinary income, income before income taxes for the FY2005 (April 1, 2005 through March 31, 2006) as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

(Accounting Standard for the Impairment of Fixed Assets)

Effective April 1, 2005, the Company adopted a new accounting standard for the impairment of fixed assets ("Opinion Concerning the Establishment of Accounting Standard for the Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guideline on the Accounting Standard for the Impairment of Fixed Assets" (Business Accounting Standard Implementation Guideline No. 6 issued on October 31, 2003).

The effect of this change was to decrease income before income taxes by 10,527 million yen.

The cumulative impairment losses have been subtracted directly from the respective assets in accordance with the revised Regulations for Non-Consolidated Financial Statements.

2-4) Notes to Non-Consolidated Financial Statements

1. Accumulated depreciation of property, plant and equipment amounted to 1,295,993 million yen.
(The above amount includes depreciation of leased assets: 103,821 million yen.)

2. As endorser of documentary export bills discounted with banks: 3,666 million yen.

3. Guarantees and other items: ( )refers to those relating to subsidiaries

Guarantees total 336,336 million yen (148,633 million yen).
The above included 25,500 million yen for which certain assets were pledged as collateral.
Guarantees of 88,551 million yen related to the construction of the Canton Plant are also included in those related to subsidiaries.

Commitments to provide guarantees total 1,237 million yen.

Letters of awareness and others total 841 million yen (841 million yen).

The Company entered into Keepwell Agreements with certain subsidiaries to support their credibility.
Liabilities of such subsidiaries totaled 3,546,642 million yen.

4. Impairment losses

Usage of assets	Asset category	Location	Millions of yen
Idle property	Land and other	Izunokuni-shi, Shizucka and 8 other locations	10,527

5. Fair value information on shares issued by subsidiaries and affiliates

millions of yen

	as of Mar. 31, 2006			as of Mar. 31, 2005		
	Book value	fair value	differences	Book value	fair value	differences
Subsidiaries	91,267	220,995	129,728	91,267	191,260	99,993
Affiliates	1,090	3,638	2,548	5,815	31,791	25,976
Total	92,357	224,634	132,276	97,082	223,052	125,970

6. Lease Transactions

Disclosed by EDINET.

7. Subseqent Event

On April 25, 2006, the Board of Directors of the Company has resolved to issue Shin-Kabu-Yoyaku-Ken on May 8, 2006, to employees of the Company as well as directors of its subsidiaries as stock options for free in accordance with the Article 280-20 and 280-21 of the Commercial Code and the resolution of the 106th ordinary General Meeting of Shareholders dated June 21, 2005.
The outlines of Shin-kabu-Yoyaku-Ken are as follows:

1) Name of Shin-Kabu-Yoyaku-Ken :
Nissan Motor Co., Ltd. 4th Shin-Kabu-Yoyaku-Ken
2) Type and number of shares to be issued upon exercise of Shin-Kabu-Yoyaku-Ken:
13,220,000 shares of common stock of the Company
3) Aggregate number of units of Shin-Kabu-Yoyaku-Ken to be issued: 132,200 units
When the total number of applications for Shin-Kabu-Yoyaku-Ken fails to reach 132,200, the total number of Shin-Kabu-Yoyaku-Ken applied shall be deemed to be the total number of Shin-Kabu-Yoyaku-Ken to be issued.
4) Issue price of each Shin-Kabu-Yoyaku-Ken and Issue Date:
Each Shin-Kabu-Yoyaku-Ken is to be issued for free.
The date of issuance of Shin-kabu-Yoyaku-Ken shall be May 8, 2006.
5) Amount to be paid upon exercise of each Shin-Kabu-Yoyaku-Ken :
The amount to be paid upon exercise of the Shin-Kabu-Yoyaku-Ken shall be the amount to be paid per share for the shares to be issued or transferred upon exercise of the Shin-Kabu-Yoyaku-Ken (the "Grant Price") multiplied by the number of shares granted.
The Initial Grant Price shall be the average of the closing prices for regular transactions in the shares of common stock of the Company on the Tokyo Stock Exchange, Inc. for 10(ten) consecutive transaction days from March 17, 2006 to March 31, 2006 multiplied by 1.025, and fractional numbers less than 1(one) yen shall be rounded up.
However, if the Grant Price calculated above is lower than the closing price on the Issue Date, the closing price shall be the Grant Price.
6) The number of persons and the number of Shin-Kabu-Yoyaku-Ken to be granted shall be as follows:

Targeted person classification	Number of persons	Number of granted Shin-Kabu-Yoyaku-Ken
Employees of the Company	457	116,700
Directors of subsidiaries of the Company	74	15,500
Total	531	132,200

2-5) Proposal for Appropriations of Retained earnings

	FY2005	FY2004
	Millions of Yen	Millions of Yen
Unappropriated retained earnings	402,990	295,795
Reversal of reserve for reduction of replacement cost of specified properties	7,176	4,710
Reversal of reserve for losses on overseas investments	499	1,559
Reversal of reserve for special depreciation	139	219
Total	410,805	302,285
The proposed appropriations are as follows:		
	Millions of Yen	Millions of Yen
Cash dividends	65,979	52,553
	(15 yen per share)	(12 yen per share)
Bonuses to directors and corporate auditors	390	390
Provision for reserve for reduction of replacement cost of specified properties	1,769	9,948
Provision for reserve for special depreciation	286	334
Retained earnings carried forward to next year	342,380	239,059

Note:

1.We paid 61,193,440,770 yen (14 yen per share) as interim dividens on November 25, 2005.

2.The provisions for and reversals of reserves for reduction of replacement cost of specified properties, losses on overseas investments, and special depreciation are made in accordance with the Special Taxation Measures Law.

3. Changes in Directors and statutory auditors

It has announced on April 25,2006 separately.

RECEIVED
2006 MAY 17 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NISSAN REPORTS RECORD RESULTS FOR FY05

TOKYO (April 25, 2006) – Nissan Motor Co., Ltd., today announced consolidated net income of 518.1 billion yen (US $4.57 billion, euro 3.78 billion), up 1.1% for the fiscal year ended March 31, 2006, a record for a sixth consecutive year.

"Nissan delivered a solid performance in fiscal 2005 despite the many challenges facing the global auto industry including higher raw material prices, higher energy costs, higher interest rates and higher incentives," said Nissan President and CEO Carlos Ghosn. "Although we had few product introductions, we continued to grow our global sales driven by the attractiveness of our existing products and sound business fundamentals," continued Ghosn.

Net revenues totaled 9.428 trillion yen (US $83.21 billion, euro 68.87 billion), up 9.9%. Operating profit amounted to 871.8 billion yen (US $7.69 billion, euro 6.37 billion), up 1.2%, while the company's operating profit margin came to 9.2%. Ordinary profit amounted to 845.9 billion yen (US $7.47 billion, euro 6.18 billion), down 1.1%.

Nissan sold a record 3,569,295 vehicles. In the US, sales advanced 6.1% despite no new models to 1,075,097 units. In Japan, sales fell 0.7% to 842,062 units. In Europe, where sales are reported on a calendar-year basis, sales amounted to 540,945 units, down 0.6%. Sales in General Overseas Markets increased 13% to 1,111,191 units.

The company's net automotive cash position stood at 372.9 billion yen (US $3.29 billion, euro 2.72 billion) at the end of fiscal 2005.

As previously announced, Nissan will propose a 15-yen-per-share year-end dividend at the company's annual shareholders' meeting on June 27, 2006, for a full-year dividend of 29 yen per share for fiscal 2005.

FY05 fourth-quarter results

In the January-to-March quarter, Nissan's net income totaled 152.4 billion yen (US $1.35 billion, euro 1.11 billion), an increase of 9.4% compared to the same period last year. Net revenues amounted to 2.636 trillion yen (US $23.27 billion, euro 19.25 billion), up 6.4%. Operating profit totaled 240.6 billion yen (US $2.12 billion, euro 1.76 billion), down 3.4%,

while Nissan's operating profit margin came to 9.1%. Ordinary profit amounted to 240.4 billion yen (US $2.12 billion, euro 1.76 billion), down 1.4%.

Nissan sold 915,662 vehicles in the fourth quarter, down 6.3% compared with last year due to lower sales in the US, Japan and Europe.

FY06 outlook

Commenting on the outlook for this fiscal year, Ghosn said fiscal 2006 would be a year of two distinct halves for Nissan.

"In the first half, growth will be hard to achieve, but in the second half we have an intensive product launch offensive that will last through the remainder of Nissan Value-Up and beyond," he said. "Our second-generation products are especially attractive and competitive and I expect them to make significant contributions to our business development."

Nissan will release a total of nine all-new models during fiscal 2006. Three will be launched in the US, including the all-new Altima, Sentra and Infiniti G35 sedans.

Nissan will also continue with the global expansion of Infiniti, with the launch of the luxury brand in Russia in September. The brand, which is currently marketed in North America, Taiwan, the Middle East and Korea, will also go on sale in China in 2007 and across Europe during 2008.

Expansion into new and emerging markets will accelerate during the remainder of Nissan Value-Up. In Russia, Nissan today announced plans to invest US $200 million (22.66 billion yen, euro 165.52 million) into a new manufacturing facility. Located in St. Petersburg, the new greenfield-site plant will start production in 2009. This decision is subject to the approval of a specific government agreement.

Ghosn said rising raw material costs, rising energy prices and volatile foreign exchange rates would remain among the business risks for fiscal 2006.

Based on this outlook and assuming foreign exchange rates of 110 yen/dollar and 135 yen/euro, Nissan filed the following forecast for the fiscal year ending March 31, 2007, with the Tokyo Stock Exchange:

- consolidated net revenues of 10.075 trillion yen;
- operating profit of 880 billion yen;
- ordinary profit of 870 billion yen; and
- net profit of 523 billion yen.

Note: Amounts in dollars and euros are translated for the convenience of the reader only at the foreign exchange rates of 113.3 yen/dollar and 136.9 yen/euro, the average rates for the fiscal year ending March 31, 2006.

Contacts:

Tokyo	Los Angeles	Paris
Mia Nielsen/Keiko Tanaka	Fred Standish	Scott Vazin
Tel:+81-3-5565-2141	Tel:+1-310-771-5946	Tel:+33-1-30-13-6754

Press website: For copies of the press release, speech text and presentation, please visit Nissan's press website at **http://press.nissan-global.com**.

CONSOLIDATED FINANCIAL INFORMATION -1

(Apr. 25, 2006)
NISSAN MOTOR CO., LTD.

(BILLIONS OF YEN)	12 months Results FY2005 05/4-06/3		FY2004 04/4-05/3		3 months Results 4th quarter of FY2005 06/1-06/3		4th quarter of FY2004 05/1-05/3		FORECAST FY 2006 06/4-07/3	
NET SALES (1)	9,428.3	9.9%	8,576.3	15.4%	2,636.0	6.4%	2,476.4	20.6%	10,075.0	6.9%
JAPAN	4,868.9	7.3%	4,537.8	5.9%	1,327.5	2.4%	1,295.8	-		
NORTH AMERICA	3,877.4	10.6%	3,505.2	15.2%	1,117.6	10.8%	1,008.2	-		
EUROPE	1,497.3	14.7%	1,305.1	9.1%	390.5	12.8%	346.2	-		
Others	1,869.0	19.7%	1,562.0	72.0%	523.8	21.8%	430.0	-		
SUB-TOTAL	12,112.6	11.0%	10,910.1	15.7%	3,359.4	9.1%	3,080.2	-		
ADJUSTMENT	-2,684.3	-	-2,333.8	-	-723.4	-	-603.8	-		
OPERATING INCOME (1) (4)	871.8	1.2%	861.2	4.4%	240.6	-3.4%	249.1	10.6%	880.0	0.9%
JAPAN	390.4	14.5%	341.1	-3.2%	96.1	-5.5%	101.7	-		
NORTH AMERICA	345.4	-9.0%	379.7	7.9%	104.7	-9.6%	115.7	-		
EUROPE	67.2	19.9%	56.0	13.9%	22.1	43.1%	15.4	-		
Others	101.2	19.4%	84.8	28.5%	28.6	95.6%	14.7	-		
SUB-TOTAL	904.2	4.9%	861.6	5.1%	251.5	1.6%	247.5	-		
ADJUSTMENT	-32.4	-	-0.4	-	-10.9	-	1.6	-		
ORDINARY INCOME	845.9	-1.1%	855.7	5.7%	240.4	-1.4%	243.8	10.5%	870.0	2.8%
NET INCOME	518.1	1.1%	512.3	1.7%	152.4	9.4%	139.3	-0.8%	523.0	0.9%
NET INCOME PER SHARE(YEN)	126.94		125.16		37.11		34.07			
FULLY DILUTED NET INCOME PER SHARE(YEN)	125.96		124.01		36.83		33.79			
FOREIGN EXCHANGE RATE										
YEN/USD	113.3		107.6		116.9		104.9		110.0	
YEN/EUR	136.9		134.4		139.3		137.1		135.0	
CAPITAL EXPENDITURE (2)	475.0		477.5						550.0	
DEPRECIATION (2)	307.1		257.4						337.0	
RESEARCH & DEVELOPMENT COSTS	447.6		398.1						490.0	
DEBT OUTSTANDING	19.6		74.4							
CASH & REPO	-392.5		-280.2							
NET DEBT (AUTOMOTIVE BUSINESS) (3)	-372.9	*-600.9*	-205.8	*-453.5*						
DEBT OUTSTANDING	4,798.3		3,872.7							
CASH & REPO	-11.7		-9.6							
NET DEBT (RETAIL FINANCE BUSINESS)	4,786.6		3,863.1							
TOTAL NET DEBT	4,413.7		3,657.3							
TOTAL ASSETS	11,481.4		9,848.5							
SHAREHOLDERS' EQUITY	3,088.0		2,465.8							
EQUITY RATIO (%)	26.9		25.0							
SHAREHOLDERS' EQUITY PER SHARE (yen)	753.40		604.49							
PERFORMANCE DESCRIPTION	*The best consolidated financial result (except for ordinary income)		*The best consolidated financial result							

Notes:

* The % figures, unless otherwise described, show the changes over the same period of the previous FY.

(1) In geographical segment information: Segmentation of countries and regions are different from what is applied in preparation of statutory disclosed financial statements. (1st half of FY 2004 and FY03 have been restated in compliance with the above segmentation.) Major countries and regions included in each segment are:

*North America: U.S.A., Canada

*Europe: France, U.K., Spain and other European countries

*Others: Asia, Oceania, Middle East, Mexico, Middle&South American countries, South Africa

(2) Excluding finance leases related amount.

(3) Italic figures are the debt amount excluding Canton Plant and Finance lease related debt.

(4) Variance of operating income between 861.2 billion yen in FY 04 and 871.8 billion yen in FY 05 are analysed as following:

	Billion yen
Foreign Exchange	117.8
Scope of Consolidation	21.0
Volume & Mix	20.4
S&M Expenses	-52.9
Purchasing Cost Reduction	160.0
Raw Material & Energy Cost	-100.0
Product Enrichment & Regulation Cost	-69.0
R&D Expenses	-22.6
Manufacturing Cost	-16.9
Warranty expenses	-37.0
G&A Expenses etc.	-10.2
Total	10.6

CONSOLIDATED FINANCIAL INFORMATION -2
Global Retail Sales Volume & Production Volume

(Apr. 25, 2006)
NISSAN MOTOR CO., LTD.
Global Communications CSR and IR Division

(THOUSAND UNITS)	12 months Results				3 months Results				FORECAST
	FY2005 05/4-06/3		FY2004 04/4-05/3		4th quarter of FY2005 06/1-06/3		4th quarter of FY2004 05/1-05/3		FY 2006 06/4-07/3
SALES VOLUME									
GLOBAL RETAIL (1) (2)									
JAPAN (incl.Mini)	842	-0.7%	848	1.4%	269	-8.2%	293	-	846
USA	1,075	6.1%	1,013	18.4%	263	-0.6%	265	-	1,100
EUROPE	541	-0.6%	544	0.3%	96	-27.6%	132	-	561
OTHERS								-	
Mexico	235	0.0%	235	9.7%	73	-0.9%	74	-	241
Canada	70	-0.7%	70	0.3%	14	-9.2%	16	-	75
Others	806	19.0%	678	25.9%	201	1.5%	197	-	907
TOTAL	1,111	13.0%	984	19.5%	288	0.3%	287	-	1,223
TOTAL	3,569	5.3%	3,389	10.8%	916	-6.3%	977	-	3,730
PRODUCTION VOLUME									
GLOBAL BASIS (3)									
JAPAN	1,365	-7.9%	1,482	0.4%	354	-19.6%	440	-	1,312
NORTH AMERICA (Incl. Mexico)	1,171	3.7%	1,129	21.6%	302	-8.5%	330	-	1,239
EUROPE	509	10.0%	463	3.1%	121	10.8%	109	-	520
OTHERS (4) (5)	465	52.0%	304	43.4%	93	61.1%	58	-	555
TOTAL	3,510	3.9%	3,378	10.2%	870	-7.2%	937	-	3,626

Notes:

* The % figures, unless otherwise described, show the changes over the same period of the previous FY.

(1) Global Retail is including sales of vehicles locally assembled by equity accounted Nissan companies with knock down parts.

(2) Global Retail volume of Europe, Mexico and part of others are results of Jan.- Dec.

(3) Global Production volume of Europe, Mexico and part of others are results of Jan.- Dec.
Global Production volume of Full FY04 were restated in line with this definition.

(4) Others include production in Taiwan, Thailand, Philippines, South Africa, Indonesia and China.
excluding CKD production.

(5) Others for 4th quarter of FY 2005 and FY2004 exclude LCV production in Dongfeng Motor Co., Ltd in China

(THOUSAND UNITS)	12 months Results				3 months Results			
	FY2005 05/4-06/3		FY2004 04/4-05/3		4th quarter of FY2005 06/1-06/3		4th quarter of FY2004 05/1-05/3	
SALES VOLUME								
CONSOLIDATED WHOLESALE (5)								
JAPAN	811	-1.0%	819	2.5%	250	-10.2%	278	8.5%
OVERSEAS	2,727	2.8%	2,651	23.5%	713	-4.3%	746	26.3%
TOTAL	3,538	1.9%	3,470	17.8%	963	-5.9%	1,024	20.9%
PRODUCTION VOLUME								
CONSOLIDATED BASIS (5)								
JAPAN	1,365	-7.9%	1,482	0.4%	-	-	-	-
OVERSEAS CONSOLIDATED SUBSIDIARIES	1,976	9.1%	1,811	28.6%	-	-	-	-
TOTAL	3,341	1.4%	3,293	14.2%	-	-	-	-

(5) Wholesale and Production volume are based on Japanese GAAP accounting and differ from global retail sales volume and production.

NON-CONSOLIDATED FINANCIAL INFORMATION

(Apr. 25, 2006)
NISSAN MOTOR CO., LTD.
Global Communications CSR and IR Division

(BILLIONS OF YEN)	12 months Results				3 months Results			
	FY2005 05/4-06/3		FY2004 04/4-05/3		4th quarter of FY2005 06/1-06/3		4th quarter of FY2004 05/1-05/3	
NET SALES	3,895.5	4.8%	3,718.7	6.9%	105.6	-1.2%	106.9	-
DOMESTIC	1,528.5	-1.6%	1,552.7	3.6%	-	-	-	-
EXPORT	2,367.0	9.3%	2,166.0	9.3%	-	-	-	-
OPERATING INCOME	254.1	9.7%	231.8	-5.7%	3.4	-18.8%	4.3	-
ORDINARY INCOME	337.1	65.5%	203.7	-10.7%	15.3	371.8%	3.2	-
NET INCOME	240.5	134.9%	102.4	26.9%	13.5	-	-0.5	-
NET INCOME PER SHARE(YEN)	54.88		23.24		-		-	
YEAR END DIVIDEND AMOUNT PER SHARE(YEN)	15		12		-		-	
HALF YEAR DIVIDEND AMOUNT PER SHARE(YEN)	14		12		-		-	
CAPITAL EXPENDITURE	136.3		128.6		-		-	
DEPRECIATION	75.9		68.7		-		-	
TOTAL ASSETS (millions of yen)	3,845.0		3,981.9		-		-	
SHAREHOLDERS' EQUITY(millions of yen)	1,827.0		1,685.9		-		-	
EQUITY RATIO(%)	47.5		42.3		-		-	
SHAREHOLDER'S EQUITY PER SHARE(YEN)	415.28		384.86		-		-	
PERFORMANCE DESCRIPTION	Increased net sales and profit		Increased net sales and profit (except for operating income and ordinary income)					
(THOUSAND UNITS)								
PRODUCTION VOLUME	1,365	-7.9%	1,482	0.4%	-	-	-	-
SALES VOLUME (WHOLESALE)								
DOMESTIC	836	-2.9%	861	2.1%	-	-	-	-
EXPORT	674	-6.7%	722	0.4%	-	-	-	-
TOTAL	1,510	-4.6%	1,583	1.3%	-	-	-	-
DOMESTIC REGISTRATION (Excl.Mini)	719	-5.4%	760	-2.7%	224	-15.5%	265	-
MARKET SHARE(%)	18.4%		19.3%		19.1%		22.3%	
TOTAL DEMAND	3,913	-0.7%	3,940	-2.2%	1,171	-1.3%	1,186	-

Notes: The % figures, unless otherwise described, show the changes over the same period of the previous FY.
Some figures in each volume are adjusted from the previous disclose.